SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                              FORM 11-K


(MARK ONE)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                 OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
     EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM     TO
                                                         ---    ---

                     COMMISSION FILE NUMBER   0-22662


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                             TV GUIDE, INC.
                              401(k) PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              TV GUIDE, INC.
                   7140 S. Lewis Avenue, Tulsa, OK  74136
                             (918) 488-4000

                              TV GUIDE, INC.
                               401(k) Plan

                           Financial Statements
                        and Supplemental Schedule


                            TABLE OF CONTENTS


                                                                 Page

Independent Auditors' Report                                       3

Financial Statements:

  Statements of Net Assets Available for Benefits -
    December 31, 1999 and 1998                                     4

  Statements of Changes in Net Assets Available for Benefits -
    Years Ended December 31, 1999 and 1998                         5

  Notes to Financial Statements                                   6-12



                                                               Schedule

Schedule of Assets Held for Investment Purposes at
   End of Year - December 31, 1999                                 1




All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

                     INDEPENDENT AUDITORS' REPORT



To the Plan Administrator
TV Guide, Inc. 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of TV Guide, Inc. 401(k) Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TV Guide, Inc. 401(k) Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                     KPMG LLP
Tulsa, Oklahoma
May 4, 2000

                              TV GUIDE, INC.
                               401(k) PLAN

            Statements of Net Assets Available for Benefits
                       December 31, 1999 and 1998


                                                1999           1998
                                                ----           ----
Assets
------

Cash                                        $    28,894    $        --
Investments at fair value:
  Money market funds                                 --      1,484,555
  Common/collective trust funds              27,390,672      8,508,019
  Mutual funds                               36,901,833      9,187,752
  Common stock                                3,128,535        717,430
  Preferred stock                               402,425             --
  Participant loans                           1,667,167        302,848
                                            -----------    -----------
    Total investments                        69,490,632     20,200,604

Receivables:
  Employee contributions receivable             495,375        180,265
  Employer contributions receivable             336,150        141,211
  Accrued income                                    616          3,000
                                            -----------    -----------
    Total receivables                           832,141        324,476
                                            -----------    -----------
Net assets available for benefits           $70,351,667    $20,525,080
                                            ===========    ===========


             See accompanying notes to financial statements.

                             TV GUIDE, INC.
                              401(k) PLAN

                  Statements of Changes in Net Assets
                         Available for Benefits

                Years Ended December 31, 1999 and 1998

                                                 1999          1998
                                                 ----          ----
Additions to net assets available for
  benefits attributed to:

    Investment income:
      Net appreciation in fair value
        of investments                      $ 7,157,390    $ 3,180,934
      Interest                                   23,379         29,862
      Dividends                               1,025,056        561,808
                                            -----------    -----------
        Total investment income               8,205,825      3,772,604

    Contributions:
      Employee contributions                  2,709,188      1,990,159
      Employer contributions                  1,421,205      1,176,375
                                            -----------    -----------
        Total contributions                   4,130,393      3,166,534

    Transfer of assets from the
      TV Guide Savings Plan                  40,280,309             --
                                            -----------    -----------
          Total additions                    52,616,527      6,939,138

Deductions from net assets available
  for benefits attributed to:
    Benefits paid to participants             2,751,064      1,548,428
    Other, net                                   38,876         27,119
                                            -----------    -----------
          Total deductions                    2,789,940      1,575,547
                                            -----------    -----------
Net increase in net assets
  available for benefits                     49,826,587      5,363,591

Net assets available for benefits:
  Beginning of year                          20,525,080     15,161,489
                                            -----------    -----------

  End of year                               $70,351,667    $20,525,080
                                            ===========    ===========

            See accompanying notes to financial statements.

                             TV GUIDE, INC.
                              401(k) PLAN

                     Notes to Financial Statements
                      December 31, 1999 and 1998


(1)  Description of Plan

     The following description of the TV Guide, Inc. 401(k) Plan (the "Plan"), formerly the United Video Satellite Group, Inc. 401(k) Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  General

          The Plan is a defined contribution plan covering substantially all employees of TV Guide, Inc. (the "Company") who have completed one year of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan sponsor is TV Guide, Inc. (formerly United Video Satellite Group, Inc.).

          On March 1, 1999, United Video Satellite Group, Inc. acquired from a subsidiary of The News Corporation Limited the stock of certain corporations (collectively, "TV Guide Magazine"), which publish TV Guide Magazine and other printed television program listing guides. Concurrently, United Video Satellite Group, Inc. changed its name to TV Guide, Inc. ("TV Guide" or the "Company"). Effective March 1, 1999, TV Guide adopted the TV Guide Savings Plan. The TV Guide Savings Plan covered all employees of TV Guide Magazine, including those who were previously participants in, or eligible to participate in, the News America Savings Plan. On December 1, 1999, the TV Guide Savings Plan was merged with the United Video Satellite Group, Inc. 401(k) Plan, with the United Video Satellite Group, Inc. 401(k) Plan as the survivor. The net assets of the TV Guide Savings Plan were subsequently transferred into the United Video Satellite Group, Inc. 401(k) Plan, and the Plan changed its name to the TV Guide, Inc. 401(k) Plan.

     (b)  Contributions

          Participants can elect to contribute, through payroll deductions, from 1% to 15% of pre-tax compensation, as defined by the Plan, subject to annual limitations outlined by the Internal Revenue Service. Eligible employees may make a rollover contribution to the Plan of all or any portion of eligible rollover distributions as defined by the Plan. The Company may make a matching contribution of an amount equal to a designated percentage rate of each participant's contribution of pre-tax compensation. The Company's matching percentage shall be determined by the Company and announced prior to the beginning of the Plan year. For the years ended December 31, 1999 and 1998, the Company matched 100% of the first 4% of each participant's contribution of pre-tax compensation. For any Plan year, additional matching contributions can be made at the discretion of the Company.

     (c)  Participant Accounts

          Each participant's account is credited with the participant's contributions, the Company's matching contributions, and an allocation of the Plan's earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company matching contributions. The benefit to which a participant is entitled is the vested balance in the participant's account.

                             TV GUIDE, INC.
                              401(k) PLAN

                Notes to Financial Statements, Continued


     (d)  Vesting

          Participants are immediately vested in their contributions plus actual earnings thereon. Vesting for the Company matching contributions is at a rate of 20% per year beginning after the employee's first full year of service with an additional 20% for each of the next four years, achieving 100% vesting at five years of credited service. Participants become fully vested in the Company matching contributions upon retirement or in the event of death or disability.

     (e)  Investment Options

          Upon enrollment in the Plan, a participant may direct employer and employee contributions in 1% increments to the available investment options. Participants may change their investment options and transfer balances between existing investments on a daily basis. A description of each investment option follows:

            Merrill Lynch Retirement Reserves Fund -- invests in short-term money market securities such as U.S. Government and agency securities, bank certificates of deposit and banker's acceptances, commercial paper and repurchase agreements to seek current income, preservation of capital and liquidity. This option was available through November 30, 1999.

            Merrill Lynch Equity Index Trust -- invests in an attempt to duplicate the investment results of the S&P 500 Index by holding all 500 stocks in approximately the same proportions as they are represented in the S&P Index.

            Merrill Lynch Investment Grade Corporate Bond Fund -- invests at least 65% of its assets in high quality corporate debt. This portfolio invests primarily in securities rated "A" or better. This option was available through November 30, 1999.

            Merrill Lynch Capital Fund -- invests primarily in equity securities of high quality large-cap companies, corporate bonds and money market securities in an effort to diversify its investments. This option was available through November 30, 1999.

            Aim Value Fund -- invests primarily in equity securities of companies that are believed to be undervalued relative to current or projected earnings of the companies issuing the securities, or relative to the current market value of the assets owned by the Company. The fund may invest up to 25% of its assets in foreign securities. This option was available through November 30, 1999.

            Aim Equity Constellation Fund -- invests largely in common stocks, emphasizing small to medium-sized emerging growth companies that have experienced above-average and consistent earnings growth or companies that are currently experiencing a dramatic increase in profits. This option was available through November 30, 1999.

            Templeton Foreign Fund -- invests in stocks and debt securities of companies and governments outside the United States. It maintains a flexible investment policy allowing it to invest in all types of securities and in any foreign country, developed or under-developed. This option was available through November 30, 1999.

                              TV GUIDE, INC.
                               401(k) PLAN

                Notes to Financial Statements, Continued



            Seligman Communications and Information Fund -- invests in a diversified portfolio of common stocks of both domestic and foreign companies that provide products and services in communications, information and other technology-related industries. This option was available through November
            30, 1999.

            TV Guide Stock Fund -- invests primarily in shares of TV Guide, Inc. common stock. A participant may not invest more than 20% of his or her contributions in this fund and may not transfer assets from other funds resulting in his or her investment in this fund to exceed 20% of the value of his or her accounts. A participant may continue to invest his or her contributions in this fund and no reduction in the participant's interest in this fund will be required if subsequent changes in the value of the various funds result in the participant's investment in this fund exceeding the percentage limit.

            Merrill Lynch Retirement Preservation Trust -- invests primarily in a broadly diversified portfolio of Guaranteed Investment Contracts (GICs, including BICs, synthetic GICs and separate accounts) as well as in obligations of U.S. Government and U.S. Government agency securities. The trust also invests in high-quality money market securities. This option was available effective December 1, 1999.

            PIMCO High Yield Fund -- invests at least 65% of its assets in a diversified portfolio of lower-rated fixed-income securities. The remainder of the fund's assets may be invested in investment-grade fixed-income securities. The fund may also invest in U.S. dollar-denominated foreign securities. This option was available effective December 1, 1999.

            PIMCO Total Return Fund Class A -- invests at least 65% of its assets in a diversified portfolio of fixed-income securities of varying maturities. The holdings will be concentrated in areas of the bond market which fund management believes to be relatively undervalued. This option was available effective December 1, 1999.

            Dreyfus Premier Balanced Fund Class A -- allocates approximately 60% of its assets to common stocks and 40% to bonds, however, these percentages may vary. The fund seeks to invest in common stocks which together will provide a higher total return than the S&P 500 Index. The bond portion of the fund is normally invested in dollar-denominated fixed-income obligations of domestic and foreign issuers. This option was available effective
            December 1, 1999.

            Massachusetts Investors Trust -- invests primarily in a conservative portfolio of equity securities selected for their high or improving investment quality. The fund may also invest in foreign securities. This option was available effective December 1, 1999.

            Alliance Technology Fund Class A -- normally invests at least 80% of the fund's assets in securities expected to benefit from technological advances and improvements. The fund may write and purchase listed call options and purchase listed and unlisted securities and may invest up to 10% of its total assets in foreign securities. This option was available effective December 1, 1999.

                              TV GUIDE, INC.
                               401(k) PLAN

                Notes to Financial Statements, Continued



            Davis New York Venture Fund Class A -- invests primarily in common stocks and equity securities of companies with market capitalizations of at least $250 million, although it can invest in issues of smaller-capitalization companies. The fund may also invest in foreign securities. This option was available effective December 1, 1999.

            Pilgrim International Value Fund -- invests primarily in foreign companies with market capitalizations greater than $1 billion, but it may hold up to 25% of its assets in companies with smaller market capitalizations. Under normal circumstances, the fund will invest at least 65% of its total assets in securities of companies located in at least three countries other than the U.S. This option was available effective December 1, 1999.

            Pioneer Growth Shares Fund -- invests in common stocks, preferred stocks, bonds and convertible securities. The fund may also invest in the securities of foreign issuers. This option was available effective December 1, 1999.

            Van Kampen American Value Fund Class B -- invests in the equity securities and interests of small-to-medium-size U.S. companies thought to be relatively undervalued. The fund may also invest in foreign securities. This option was available effective December 1, 1999.

            The News Corporation Limited Common Stock Fund -- invests primarily in shares of The News Corporation Limited common stock. This fund is frozen and no new monies may be added.

            The News Corporation Limited Preferred Stock Fund -- invests primarily in shares of The News Corporation Limited preferred stock. This fund is frozen and no new monies may be added.

     (f)  Payment of Benefits

          Upon separation of service due to termination, death, disability or retirement, participants can elect to leave their account balance within the Plan until minimum distribution payments are required by law or elect to receive either a lump sum distribution of their account or, if their account balance is greater than $5,000, equal periodic payments over a designated period in accordance with current tax regulations.

     (g)  Participant Loans

          Under certain circumstances, participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance. Loan terms are not to exceed five years (10 years for the purchase of a principal residence). The loans are secured by the balance in the participant's account and bear interest at the prime rate published in the Wall Street Journal on the last business day of the month prior to the date the loan is funded plus 1%. Principal and interest are repaid by the participant in accordance with the Plan document.

     (h)  Administrative Expenses

          The Company may elect to pay all administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from Plan assets. All administrative expenses were paid by the Company in 1999 and 1998.

                              TV GUIDE, INC.
                               401(k) PLAN

                Notes to Financial Statements, Continued



(2)  Summary of Accounting Policies

     (a)  Basis of Presentation

          The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

     (b)  Investment Valuation

          The Plan's investments are stated at fair value, based on quoted market prices. The participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade date basis.

          In the Statement of Changes in Net Assets Available for
          Benefits, the Plan presents the net appreciation
          (depreciation) of the fair value of its instruments. This consists of realized gains or losses and unrealized appreciation (depreciation) of those investments.

     (c)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     (d)  Payment of Benefits

          Benefits are recorded when paid.

     (e)  Concentration of Credit Risk

          Financial instruments which potentially subject the Plan to concentrations of credit risk consist of cash, participant loans, corporate bonds, commercial paper, government bonds and fixed income securities. Such credit risk is considered by management to be limited due to the diversity of investments and the financial stability of the institutions. Generally, the Plan does not require collateral with respect to its investments.

     (f)  Newly Issued Accounting Pronouncements

          In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements.
          The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

                              TV GUIDE, INC.
                               401(k) PLAN

                Notes to Financial Statements, Continued



(3)  Investments

     The following table presents the fair values of individual investments at December 31, 1999 and 1998:

                                                 1999          1998
                                                 ----          ----

       Merrill Lynch Retirement Reserves
         Fund; 1,484,555 shares at $1.00
         per share December 31, 1998         $        --   $ 1,484,555
       Merrill Lynch Equity Index Trust;
         151,224 shares at $101.20 per
         share and 101,380 shares at
         $83.92 per share at December 31,
         1999 and 1998, respectively          15,303,905     8,508,019
       Merrill Lynch Investment Grade
         Corporate Bond Fund; 136,557
         shares at $11.67 per share at
         December 31, 1998                            --     1,593,622
       Merrill Lynch Capital Fund;
         17,795 shares at $34.36 per
         share at December 31, 1998                   --       611,440
       Aim Value Fund; 107,845 shares
         at $40.19 per share at
         December 31, 1998                            --     4,334,298
       Aim Equity Constellation Fund;
         38,722 shares at $30.52 per
         share at December 31, 1998                   --     1,181,780
       Templeton Foreign Fund; 68,317
         shares at $8.39 per share at
         December 31, 1998                            --       573,178
       Seligman Communications and
         Information Fund; 29,074
         shares at $30.73 per
         share at December 31, 1998                   --       893,434
       TV Guide, Inc. Class A Common
         Stock; 67,325 shares at
         $43.00 per share and 30,367
         shares at $23.63 per share at
         December 31, 1999 and 1998,
         respectively                          2,894,970       717,430
       The News Corporation Limited
         Common Stock; 6,985 shares at
         $33.44 per share at
         December 31, 1999                       233,565            --
       The News Corporation Limited
         Preferred Stock; 10,521 shares
         at $38.25 per share at
         December 31, 1999                       402,425            --
       Alliance Technology Fund Class
         A; 16,662 shares at $128.47
         per share at December 31, 1999        2,140,561            --
       Massachusetts Investors Trust;
         279,697 shares at $20.95 per
         share at December 31, 1999            5,859,651            --
       Merrill Lynch Retirement
         Preservation Trust; 12,086,767
         shares at $1.00 per share at
         December 31, 1999                    12,086,767            --
       Pilgrim International Value Fund
         Class A; 167,168 shares at
         $17.03 per share at December
         31, 1999                              2,846,868            --
       Van Kampen American Value Fund
         Class B; 11,291 shares at
         $23.05 per share at December
         31, 1999                                260,259            --
       Pioneer Growth Shares Fund;
         303,001 shares at $20.16
         per share at December 31,
         1999                                  6,108,497            --
       Dreyfus Premier Balanced Fund
         Class A; 466,843 shares at
         $15.49 per share at December
         31, 1999                              7,231,393            --
       PIMCO High Yield Fund; 24 shares
         at $10.68 per share at
         December 31, 1999                           254            --
       PIMCO Total Return Fund Class A;
         218,109 shares at $9.90 per
         share at December 31, 1999            2,159,278            --
       Davis New York Venture Fund Class
         A; 357,965 shares at $28.76 per
         share at December 31, 1999           10,295,072            --
       Participant loans                       1,667,167       302,848
                                             -----------   -----------
                                             $69,490,632   $20,200,604
                                             ===========   ===========

                              TV GUIDE, INC.
                               401(k) PLAN

                Notes to Financial Statements, Continued


     The following schedule presents the net appreciation in fair value for each significant class of investment for the years ended
     December 31, 1999 and 1998:

                                                 1999         1998
                                                 ----         ----

       Common/collective trust funds          $1,845,890   $1,876,102
       Mutual funds                            2,576,253    1,062,653
       Common stock                            2,454,090      242,179
       Preferred stock                           281,157           --
                                              ----------   ----------
                                              $7,157,390   $3,180,934
                                              ==========   ==========
(4)  Tax Status

     The Plan obtained its latest determination letter on June 26, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter to comply with changes in the law. The Plan has applied for a new determination letter. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(5)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(6)  Reconciliation of Financial Statements to Form 5500

     There were no differences between the 1999 and 1998 financial statements and the amounts reported in Form 5500.

(7)  Subsequent Event

     On March 17, 2000, the stockholders of TV Guide and Gemstar International Group Limited ("Gemstar") voted to approve the merger of G Acquisition Subsidiary Corp., a wholly owned subsidiary of Gemstar, and TV Guide. In the merger, TV Guide will become a wholly owned subsidiary of Gemstar, and TV Guide stockholders, including the Plan, will receive 0.6573 of a share of Gemstar common stock for each share of TV Guide common stock outstanding at the time of the merger. Completion of the merger transaction is subject to regulatory approval.

                        SUPPLEMENTAL SCHEDULE


                                                            Schedule 1


                             TV GUIDE, INC.
                              401(k) PLAN

                Schedule of Assets Held For Investment
                        Purposes At End of Year

                           December 31, 1999



Column (a)      Column (b)                         Column (c)                Column (d)    (Column (e)

                                                   Description of
                                                   Investment Including
Party-in-                                          Maturity Date, Rate
Interest        Identity of Issue, Borrower,       of Interest, Par or                     Current
Identification  Lessor, or Similar Party           Maturity Value            Cost          Value


      *         Merrill Lynch:
                  Equity Index Trust               Common/collective trust   $14,556,122   $15,303,905
                  Retirement Preservation Fund     Common/collective trust    12,086,767    12,086,767

                PIMCO
                  High Yield Fund                  Mutual fund                       256           254
                  Total Return Fund Class A        Mutual fund                 2,178,699     2,159,278

                Pilgrim International Value Fund
                  Class A                          Mutual fund                 2,607,558     2,846,868

                Van Kampen American Value Fund
                  Class B                          Mutual fund                   250,595       260,259

                Pioneer Growth Shares Fund         Mutual fund                 6,087,411     6,108,497

                Dreyfus Premier Balanced Fund
                  Class A                          Mutual fund                 7,301,662     7,231,393

                Alliance Technology Fund Class A   Mutual fund                 1,897,639     2,140,561

                Massachusetts Investors Trust      Mutual fund                 5,726,007     5,859,651

                Davis New York Venture Fund
                  Class A                          Mutual fund                 9,860,285    10,295,072

      *         TV Guide, Inc.
                  Class A Common Stock             Common stock                2,084,032     2,894,970

      *         The News Corporation Limited
                  Common Stock                     Common stock                   80,611       233,565

      *         The News Corporation Limited
                  Preferred stock                  Preferred stock               121,268       402,425

      *         Participant Loans                  (7%-10%)                    1,667,167     1,667,167
                                                                             -----------   -----------
                                                                             $66,506,079   $69,490,632
                                                                             ===========   ===========



* Party-in-Interest

                              SIGNATURE



     The Plan.   Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            TV GUIDE, INC.
                                             401(k) Plan





DATE:  June 27, 2000           By:     /s/ Peter C. Boylan III
                                    ------------------------------
                                          Peter C. Boylan III
                                         Member, TV Guide, Inc.
                                             401(k) Plan
                                        Administrative Committee

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                             EXHIBIT INDEX


Exhibit
Number                     Description
-------                    -----------

  23         Consent of KPMG LLP

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